Filed Pursuant to Rule 433
Registration No. 333-149361
March 26, 2010
PRICING TERM SHEET
5.80% Senior Notes due March 1, 2037

Issuer:	Pacific Gas and Electric Company
Size:	$250,000,000
The 5.80% Senior Notes due March 1, 2037 will be part of the same series of notes as the $700,000,000 principal amount of 5.80% Senior Notes due March 1, 2037, offered and sold by the prospectus supplement dated March 8, 2007 and the accompanying prospectus.
Maturity Date:	March 1, 2037
Coupon:	5.80%
Interest Payment Dates:	March 1 and September 1, commencing September 1, 2010
Price to Public:	98.455% The above issue price does not include accrued interest from March 1, 2010 to the Settlement Date totaling $1,208,333.33 in the aggregate for the 5.80% Senior Notes due March 1, 2037.
Benchmark Treasury:	4.375% due November 15, 2039
Benchmark Treasury Yield:	4.765%
Spread to Benchmark Treasury:	+115 basis points
Re-Offer Yield:	5.915%
Optional Redemption:	Make-Whole Call at Treasuries plus 25 basis points
Expected Settlement Date:	April 1, 2010 (T+4)
CUSIP:	694308 GJ0
Anticipated Ratings:	A3 by Moody’s Investors Service, Inc. BBB+ by Standard & Poor’s Ratings Services
Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. Incorporated Blaylock Robert Van, LLC Samuel A. Ramirez & Co., Inc.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.
You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling or emailing Barclays Capital Inc. toll free at 1-888-603-5847 or at barclaysprospectus@broadridge.com; calling Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649; calling or emailing Blaylock Robert Van, LLC at 1-212-715-6600 or at brv@brv-llc.com; or calling or emailing Samuel A. Ramirez & Co., Inc. toll free at 1-800-888-4086 or at ray.oconnor@ramirezco.com.